UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NRG Energy, Inc.
File No. 001-15891 - CF#22033

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       NRG Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 1, 2008.

       Based on representations by NRG Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 2, 2018
Exhibit 10.2	through May 2, 2018
Exhibit 10.3	through December 31, 2012
Exhibit 10.4	through May 2, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel